Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 22, 2008

iPath® MSCI India IndexSM ETN

New York, NY (August 22, 2008) – In October 2007, the Securities Exchange Board of India (“SEBI”) announced its intention to enact proposed regulations affecting derivative instruments linked to Indian equity securities. In particular, SEBI discussed policy measures on offshore derivative instruments such as participatory notes, equity linked notes and capped return notes issued by foreign institutional investors and their sub-accounts in India. Immediately following SEBI’s announcement, Barclays Bank PLC (“Barclays”) suspended, with immediate effect, any further issuances, sale from inventory, or lending activities with respect to the iPath® Exchange Traded Notes linked to the MSCI India Total Return IndexSM (the “Securities”). Daily redemptions at the option of the holders of the Securities were not affected by the suspension. Based on subsequent discussions and further clarification with respect to SEBI regulations, on November 5, 2007, Barclays resumed (i) sale of Securities from inventory to the extent, but only to the extent, that such Securities, which were previously sold, have been redeemed by Barclays; and (ii) lending activities from inventory with respect to the Securities to the extent, but only to the extent, that such Securities were previously lent out, have been returned to or acquired by Barclays. On January 15, 2008, Barclays resumed lending Securities from inventory as available from time to time and as consistent with its normal trading practices. However, the suspension of issuance and sale from inventory, except for sales from inventory to the extent, but only to the extent, that the Securities have previously been sold and redeemed by Barclays, remained in effect.

Based on further clarification, with immediate effect, Barclays will resume (i) issuance of the Securities, and (ii) sale of the Securities from inventory, as may be available from time to time, in each case consistent with Barclays’ normal trading practices, as well as in compliance with applicable laws, regulations and interpretations, including those announced by SEBI.

As disclosed in the Pricing Supplement relating to the Securities under the caption “Risk Factors—The Market Value of the Securities May be Influenced by Many Unpredictable Factors”, the market value of the Securities may be influenced by, among other things, the levels of supply and demand for the Securities. It is possible that the resumption of issuance and sale, as described above, may influence the market value of the Securities. Barclays continues to believe that any limitation on issuance, sale and lending of the Securities in response to SEBI’s announcements may cause an imbalance of supply and demand in the secondary market for the Securities, which may cause the Securities to trade at a premium or discount in relation to its indicative value. Therefore, any purchase of the Securities in the secondary market may be at a purchase price significantly different from their indicative value.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov . Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of investor return at maturity or on redemption, and as a result, investor may receive less than the principal amount of investment at maturity or upon redemption of Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. There are restrictions on the minimum number of Securities that may be redeemed directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.